Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ADVENTRX PHARMACEUTICALS, INC.

Pursuant to Sections 228 and 242 of
the General Corporation Law of the
State of Delaware

ADVENTRX PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to effect a reverse stock split of the Corporation’s issued and outstanding Common Stock at a ratio that is not less than 2:1 nor greater than 50:1, with the final ratio to be selected by the Board of Directors in its discretion (the “Reverse Split”). To this end, the Board of Directors has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Amended and Restated Certificate of Incorporation to effect the Reverse Split; and (ii) declaring such amendment to be advisable for the Corporation and its stockholders.

SECOND: That the stockholders of the Corporation have authorized and approved the amendment in accordance with Section 216 of the Delaware General Corporation Law.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH: That upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, Section (A) of Article IV of the Amended and Restated Certificate of Incorporation shall be amended such that the following paragraph shall be added as the second paragraph of section (A) of Article IV immediately following the first paragraph of such section, as such section has been amended as of such date:

“Upon the close of trading on the NYSE Amex on the date the Corporation files this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each twenty-five (25) shares of the Common Stock, par value $0.001 per share, of the Corporation issued and outstanding or held in treasury at the Effective Time shall be reclassified as and changed into one (1) share of Common Stock, par value $0.001 per share, of the Corporation, without any action by the holders thereof. In lieu of any fractional shares to which a holder of shares of Common Stock of the Corporation would be otherwise entitled, the Corporation shall pay in cash, without interest, an amount equal to such fractional interest (after taking into account and aggregating all shares of Common Stock then held by such holder) multiplied by the closing price of the Common Stock as last reported on the NYSE Amex on the day of the Effective Time (determined on a post-split basis).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Brian M. Culley., its Chief Executive Officer, this 23rd day of April, 2010.

ADVENTRX PHARMACEUTICALS, INC.

By:	/s/ Brian M. Culley
Brian M. Culley
Chief Executive Officer